UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549
                             AMENDMENT #1 TO
                                FORM SB-2
              Securities Commission File Number: 333-119823


        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            DYNAMIC GOLD CORP.
                       ---------------------------
          (Exact name of Registrant as specified in its charter)

   NEVADA                 1000                   Applied For
-------------   ---------------------------   ----------------
(State or other    Standard Industrial          IRS Employer
jurisdiction of      Classification             Identification
incorporation or                                Number
organization)

DYNAMIC GOLD CORP.
Tim Coupland, President
675 West Hastings Street, Suite 200
Vancouver, British Columbia
Canada                                          V6B 1N2
------------------------------                 ----------
(Name and address of principal                 (Zip Code)
executive offices)


Val-U-Corp Services Inc.
1802 N Carson Street, Suite 212
Carson City, Nevada, USA
Telephone:  775-887-8853                         89701
------------------------------                 ----------
(Name, address and telephone                   (Zip Code)
number of agent for service)

Registrant's telephone number,
including area code:                           (604)681-3131
                                           Fax:(604)801-5499
                                               --------------
Approximate date of
proposed sale to the public:               as soon as practicable after
                                           the effective date of this
                                           Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following. |__|


                  CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------
TITLE OF EACH                   PROPOSED      PROPOSED
CLASS OF                        MAXIMUM       MAXIMUM
SECURITIES                      OFFERING      AGGREGATE    AMOUNT OF
TO BE          AMOUNT TO BE     PRICE PER     OFFERING     REGISTRATION
REGISTERED     REGISTERED       SHARE (1)     PRICE (2)    FEE (2)
-----------------------------------------------------------------------
Common Stock    4,515,000    $0.20        $903,000            $114.41
-----------------------------------------------------------------------

(1) Based on the last sales price on June 25, 2004
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

No exchange or over-the-counter market exists for our common stock. The offering price was arbitrarily established by management and does not reflect market value, asserts or any established criteria of valuation.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.


          SUBJECT TO COMPLETION, DATED December 9, 2004

                                   PROSPECTUS
                               DYNAMIC GOLD CORP.
                                4,515,000 SHARES
                                  COMMON STOCK
                                ----------------

The selling shareholders named in this prospectus are offering all of the shares of common stock offered through this prospectus.

Our common stock is presently not traded on any market or securities exchange.
                              ----------------

THE PURCHASE OF THE SECURITIES OFFERED THROUGH THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. SEE SECTION ENTITLED "RISK FACTORS" ON PAGES 6 - 10.


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


The selling shareholders will sell our shares at $0.20 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. There is no assurance of when, if ever, our stock will be listed on an exchange.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                              ----------------

              The Date Of This Prospectus Is: December 9, 2004

                              Table Of Contents

                                                                            PAGE
Summary .......................................................................5
Risk Factors ..................................................................6

  -  If we do not obtain additional financing, our business
     will fail ................................................................7

  -  Because we have not commenced business operations, we face a high risk of business failure ..........................................7

  -  The probability of an individual mineral exploration
     prospect, such as the Sobeski Lake Gold property,
     containing reserves is extremely remote.  As a result, you could lose your entire investment.........................................8
  -  Because of the speculative nature of exploration of mining properties, there is substantial risk that our business
     will fail ................................................................8

  -  Because of the inherent dangers involved in mineral
     exploration, there is a risk that we may incur liability or damages as we conduct our business .......................................8
  -  Even if we discover commercial reserves of precious metals on the Sobeski Lake Gold property, we may not be able to
     successfully obtain commercial production ................................8

  -  Our independent  auditor  believes there is substantial doubt that we will continue as a going concern. If we do
     not continue as a going concern,  you will lose your investment.......... 9
  -  Because our  directors  own 52.54% of our  outstanding  stock, they could control and make corporate  decisions that may
     be disadvantageous to other minority stockholders ....................... 9
  -  Because the claims comprising the Sobeski Lake Gold property are not registered in our name, we may incur significant
     expenses in resolving any title disputes..................................9

  -  Because our directors have other business interests, they
     May not be able or willing to devote a sufficient amount of
     Time to our business operations, causing our business to
     fail......................................................................9

  -  If a market for our common stock does not develop,
     shareholders may be unable to sell their shares .........................10
  -  A purchaser is purchasing penny stock which limits the
     sell the ability to stock ...............................................10

Forward-Looking Statements....................................................10
Use of Proceeds ..............................................................10
Determination of Offering Price ..............................................10
Dilution .....................................................................10
Selling Shareholders .........................................................10
Plan of Distribution .........................................................15

Legal Proceedings ............................................................17
Directors, Executive Officers, Promoters and Control Persons..................17
Security Ownership of Certain Beneficial Owners and Management................19
Description of Securities ....................................................20
Interest of Named Experts and Counsel ........................................21
Disclosure of Commission Position of Indemnification for
Securities Act Liabilities ...................................................21
Organization Within Last Five Years ..........................................22
Description of Business ......................................................22
Plan of Operations ...........................................................29
Description of Property ......................................................31
Certain Relationships and Related Transactions ...............................31
Market for Common Equity and Related Stockholder Matters .....................31
Executive Compensation .......................................................33
Financial Statements .........................................................33
Changes in and Disagreements with Accountants ................................51
Available Information ........................................................51

                               Summary

Prospective investors are urged to read this prospectus in its entirety.

We were incorporated in the State of Nevada on January 21, 2004. Our principal offices are located at 675 West Hastings Street, Suite 200 Vancouver, British Columbia, Canada, V6B 1N2. Our telephone number is (604) 681-3131.


Our company intends to commence operations in the business of mineral property exploration. To date, we have not conducted any exploration on our sole mineral property, the Sobeski Lake Gold property located in the Red Lake Mining District in the province of Ontario, Canada. We have the right to explore for and extract minerals from the four claims comprising the Sobeski Lake Gold property. The registered owner of the mineral claims, Dan Patrie Exploration Ltd., holds these rights trust for us. We do not own any real property interest in the land covered by the claims.

As an exploration stage corporation, we are engaged in the search for mineral deposits (reserves). We are not a development stage company involved in the preparation of an established commercially minable deposit for its extraction or a production stage company engaged in the exploitation of a mineral deposit.

We acquired a 100% undivided beneficial, right, title and interest in and to four mineral claims, known as Sobeski Lake Gold property, located in the Red Lake Mining District in the province of Ontario, Canada, for a $3,500 cash payment.

Our objective is to conduct mineral exploration activities on the Sobeski Lake Gold property in order to assess whether it possesses economic gold reserves. We have not yet identified any economic mineralization on the property. "Economic mineralization" means that we have discovered sufficient gold content in the rocks on the property so that operating a mine to extract the gold from the surrounding rock would likely produce a profit. Our proposed exploration program is designed to search for an economic mineral deposit.

We have been operating at a loss since our inception and have not yet commenced business operations. Our independent accountant has issued a opinion that expresses doubt about of ability to continue as a going concern. In order to fund future operations, we will be relying upon the sale of additional securities in our capital, as well as management loans.

The Offering:

Securities Being Offered Up to 4,515,000 shares of common stock.

Offering Price               The selling shareholders will  sell  our  shares at
                             $0.20 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. We determined this offering price based upon the price of the last sale of our common stock to investors.

Terms of the Offering The selling shareholders will determine when and how they will sell the common stock offered in this prospectus.

Termination                  of the Offering The offering will conclude when all
                             of the 4,515,000 shares of common stock have been sold, the shares no longer need to be registered to be sold or we decide at any time to terminate the registration of the shares at our sole discretion.
                             In any event, the offering shall be terminated no later than two years from the effective date of this registration statement.

Securities Issued
And to be Issued 9,515,000 shares of our common stock are issued and outstanding as of the date of this prospectus. All of the common stock to be sold under this prospectus will be sold by existing shareholders.

Use of Proceeds We will not receive any proceeds from the sale of the common stock by the selling shareholders.

Summary Financial Information

Balance Sheet

                         September 30, 2004

Cash                                      $25,807
Total Assets                                $25,807
Liabilities                                 $ 7,821
Total Stockholders' Equity          $17,986

Statement of Operations

                  From Incorporation on
            January 21, 2004 to September 30, 2004

Revenue                   $     0
Net Loss                 ($12,514)

                          Risk Factors

An investment in our common stock involves a  high  degree of  risk. You  should
carefully   consider  the  risks  described  below  and  the  other  information in this prospectus before investing in our common stock. These constitute all of the material risks relating to such an investment. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

Our current operating funds are less than necessary to complete all intended exploration of the Sobeski Lake Gold property, and therefore we will need to obtain additional financing in order to complete our business plan. As of

December 9, 2004, we had cash in the amount of $23,241. We currently do not have any operations and we have no income.



Our business plan calls for significant expenses in connection with the exploration of the Sobeski Lake Gold property. We have sufficient funds to conduct initial exploration on the property estimated to cost $15,000. However, we will require additional financing of $200,000 to complete a drill program on the property and significant additional funding in order to determine whether the property contains economic mineralization. We will also require additional financing if the costs of the exploration of the Sobeski Lake Gold property are greater than anticipated.


We will require additional financing to sustain our business operations if we are not successful in earning revenues once exploration is complete. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including the market prices for copper and gold, investor acceptance of our property and general market conditions. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us.

The most likely source of future funds presently  available to us is through the sale of equity  capital or loans from our  directors.  Any sale of share capital will result in dilution to existing shareholders. The only other anticipated alternative for the financing of further exploration would be our sale of a partial interest in the Sobeski Lake Gold property to a third party in exchange for cash or exploration expenditures, which is not presently contemplated.

BECAUSE WE HAVE NOT COMMENCED BUSINESS OPERATIONS, WE FACE A HIGH RISK OF BUSINESS FAILURE.

We have not yet commenced exploration on the property. Accordingly, we have no way to evaluate the likelihood that our business will be successful. To date, we have been involved primarily in organizational activities and the acquisition of our mineral property. We have not earned any revenues as of the date of this prospectus.

Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such

enterprises.   These  potential  problems  include,  but  are  not  limited  to, unanticipated  problems  relating  to  exploration,  and  additional  costs  and expenses that may exceed current estimates.

Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. If our exploration programs are successful in establishing minerals of commercial tonnage and grade, we will require additional funds in order to further develop the property.

We expect to incur significant losses into the foreseeable  future. We recognize that if we are unable to generate significant revenues from development of the Sobeski Lake Gold property and the production of minerals from the claims, we will not be able to earn profits or continue operations.

There is no history upon which to base any assumption as to the likelihood  that we will prove successful, and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

THE PROBABILITY OF AN INDIVIDUAL MINERAL EXPLORATION PROSPECT, SUCH AS THE SOBESKI LAKE GOLD PROPERTY, CONTAINING RESERVES IS EXTREMELY REMOTE. AS A RESULT, YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Very few exploration stage mineral properties, such as the Sobeski Lake Gold property contain sufficient quantities of mineralization to constitute a reserve. A "reserve" is that part of a mineral deposit which could be economically and legally extracted or produced.

In all probability, the Sobeski Lake Gold property does not contain any reserves and all funds that we intend to spend on its exploration will be ultimately lost.

BECAUSE OF THE SPECULATIVE NATURE OF EXPLORATION OF MINING PROPERTIES, THERE IS A SUBSTANTIAL RISK THAT OUR BUSINESS WILL FAIL.

The search for valuable minerals as a business is extremely risky. We can provide investors with no assurance that our mineral claims contain economic mineralization of gold.

Exploration for minerals is a speculative venture necessarily involving substantial risk. Our exploration of the Sobeski Lake Gold property may not result in the discovery of commercial quantities of mineralization. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, we would be unable to complete our business plan.

BECAUSE OF THE INHERENT DANGERS INVOLVED IN MINERAL EXPLORATION, THERE IS A RISK THAT WE MAY INCUR LIABILITY OR DAMAGES AS WE CONDUCT OUR BUSINESS.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities may have a material adverse effect on our financial position.

OUR INDEPENDENT AUDITOR BELIEVES THERE IS SUBSTANTIAL DOUBT THAT WE WILL CONTINUE AS A GOING CONCERN. IF WE DO NOT CONTINUE AS A GOING CONCERN, YOU WILL LOSE YOUR INVESTMENT.


The Independent Auditor's Report to our audited financial statements for the period ended June 30, 2004, indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Such factors identified in the report are our net loss position, our failure to attain profitable operations and our dependence upon obtaining adequate financing. If we are not able to continue as a going concern, it is likely investors will lose their investments.

BECAUSE OUR DIRECTORS  OWN 52.54% OF OUR  OUTSTANDING  COMMON STOCK,  THEY COULD
MAKE AND CONTROL CORPORATE DECISIONS THAT MAY BE DISADVANTAGEOUS TO OTHER MINORITY SHAREHOLDERS.

Our directors own approximately 52.54% of the outstanding shares of our common stock. Accordingly, they will have a significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations, and the sale of all or substantially all of our assets. They will also have the power to prevent or cause a change in control. The interests of our directors may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.


BECAUSE THE CLAIMS COMPRISING THE SOBESKI LAKE GOLD PROPERTY ARE NOT REGISTERED IN OUR NAME, WE MAY INCUR SIGNIFICANT EXPENSES IN RESOLVING ANY TITLE DISPUTES.

The claims comprising the Sobeski Lake Gold are registered in the name of Dan Patrie Exploration Ltd., the company that sold the claims to us. This company holds these claims in trust for us. If the company becomes bankrupt or transfers the claims to a third party, we may incur significant legal expenses in enforcing our interest in the claims in Ontario courts. In such circumstances, we will have to lead evidence in court that demonstrates our interest in the claims. We would achieve this by providing the court with a copy of our agreement with the Dan Patrie Exploration Ltd. whereby we acquired the claims.

We may have the claims registered in our name by applying for extra-provincial registration with the Ontario provincial government and by filing an application for transfer of title with the Ontario Ministry of Northern Development and Mines. However, we do not presently intend to register the claims in this manner due to the expense involved. The cost of registration would be about $2,000.

BECAUSE OUR DIRECTORS  HAVE OTHER  BUSINESS  INTERESTS,  THEY MAY NOT BE ABLE OR

WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, CAUSING OUR BUSINESS TO FAIL.

Our president, Mr. Tim Coupland and our secretary, Mr. Brian Game, respectively devote 25% and 10% of their business time to our affairs.

It is possible that the demands on Messrs. Coupland and Game from their other obligations could cause either of them to be unable to devote sufficient time to the management of our business. In addition, Mr. Tim Coupland and Mr. Brian Game may not possess sufficient time for our business if the demands of managing our business increased substantially beyond current levels.

IF A MARKET FOR OUR COMMON STOCK DOES NOT DEVELOP, SHAREHOLDERS MAY BE UNABLE TO SELL THEIR SHARES.

There is currently no market for our common stock and we can provide no assurance that a market will develop. We currently plan to apply for listing of our common stock on the over the counter bulletin board upon the effectiveness of the registration statement, of which this prospectus forms a part. However, we can provide investors with no assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize. If no market is ever developed for our shares, it will be difficult for shareholders to sell their stock. In such a case, shareholders may find that they are unable to achieve benefits from their investment.

Forward-Looking Statements


This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the "Risk Factors" section and elsewhere in this prospectus.


                         Use Of Proceeds

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

                  Determination Of Offering Price

The selling shareholders will sell our shares at $0.20 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. We determined this offering price, based upon the price of the last sale of our common stock to investors. There is no assurance of when, if ever, our stock will be listed on an exchange.

                           Dilution

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

                      Selling Shareholders

The selling shareholders named in this prospectus are offering all of the 4,515,000 shares of common stock offered through this prospectus. These shares were acquired from us in private placements that were exempt from registration under Regulation S of the Securities Act of 1933. The shares include the following:

1. 2,500,000 shares of our common stock that five selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and was completed on May 27, 2004;

2. 2,000,000 shares of our common stock that 20 selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and was completed on June 13, 2004; and

3. 15,000 shares of our common stock that 15 selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and was completed on June 25, 2004.


The following table provides as of the date of this prospectus, information regarding the beneficial ownership of our common stock held by each of the selling shareholders, including:

  1.  the number of shares owned by each prior to this offering;
  2.  the total number of shares that are to be offered for each;
  3. the total number of shares that will be owned by each upon completion of the offering; and
  4.  the percentage owned by each upon completion of the offering.

                            Total Number
                            Of Shares To    Total Shares  Percentage of
                            Be Offered For  to Be Owned   Shares owned
Name Of      Shares Owned   Selling         Upon          Upon
Selling      Prior To This  Shareholders    Completion Of Completion of
Stockholder  Offering       Account         This Offering This Offering
--------------------------------------------------------------------------------

Robert Fedun    500,000      500,000           Nil           Nil
193 Aquarius Mews
Suite 2901
Vancouver, BC

Dr. Douglas Coupland 500,000 500,000           Nil           Nil
586 Barnham Place
West Vancouver, BC

David Lorne     500,000      500,000           Nil           Nil
1184 Denman St.
Suite 101
Vancouver, BC

Mark Foreman    500,000      500,000           Nil           Nil
2531 Borden Cres.
Prince George, BC

Larry Ilich     500,000      500,000           Nil           Nil
1635 53 A St.
Delta, BC


                            Total Number
                            Of Shares To    Total Shares  Percentage of
                            Be Offered For  to Be Owned   Shares owned
Name Of      Shares Owned   Selling         Upon          Upon
Selling      Prior To This  Shareholders    Completion Of Completion of
Stockholder  Offering       Account         This Offering This Offering
--------------------------------------------------------------------------------

Ruby Nishi          100,000   100,000           Nil           Nil
3980 Regent St
Richmond, BC

Ann Marie Cederholm 100,000   100,000           Nil           Nil
2010 Sandown Pl.
North Vancouver, BC

Allan Feldman      100,000    100,000           Nil           Nil
1207 Beach Grove Rd
Delta, BC

Farshad Shirvani   100,000    100,000           Nil           Nil
2062 William Ave
North Vancouver, BC

Jeremy Ross        100,000    100,000           Nil           Nil
1046 Addesby St.
North Vancouver, BC

William Koble      100,000    100,000           Nil           Nil
833 East 5th St.
North Vancouver, BC

Jason Schweigel    100,000    100,000           Nil           Nil
4088 West 38th Ave
Vancouver, BC

Steven Feldman     100,000    100,000           Nil           Nil
1768 West 8th Ave
Suite 504
Vancouver, BC

Robert Young       100,000    100,000           Nil           Nil
744 West Hastings St
Suite 709
Vancouver, BC

Heather Conley     100,000    100,000           Nil           Nil
1360 Hornby St
Suite 307
Vancouver, BC

Kim Aimetz         100,000    100,000           Nil           Nil
916 Queens St
Victoria, BC

Douglas Coupland   100,000    100,000           Nil           Nil
3397 Craigend Dr.
West Vancouver, BC
                            Total Number
                            Of Shares To    Total Shares  Percentage of
                            Be Offered For  to Be Owned   Shares owned
Name Of      Shares Owned   Selling         Upon          Upon
Selling      Prior To This  Shareholders    Completion Of Completion of
Stockholder  Offering       Account         This Offering This Offering
--------------------------------------------------------------------------------

Tyler Ross         100,000   100,000           Nil           Nil
1066 Heywood St
North Vancouver, BC

Joe Abinante       100,000   100,000           Nil           Nil
2970 Princess St
Suite 401
Coquitlam, BC

Frank Underhill    100,000   100,000           Nil           Nil
1140 Pendrell St
Vancouver, BC

Jordan Hood        100,000   100,000           Nil           Nil
4479 West 5th Ave
Vancouver, BC

Carol Nicholson    100,000   100,000           Nil           Nil
953 Denman St.
Vancouver, BC

Frances Nicholson  100,000   100,000           Nil           Nil
1133 Fergusson Rd.
Delta, BC

Aaron Silverman    100,000   100,000           Nil           Nil
930 Gilford St
Suite 306
Vancouver, BC

Stan Green         100,000   100,000           Nil           Nil
4343 West 11th Ave
Vancouver, BC

Alex Inunza          1,000     1,000           Nil           Nil
935 Marine Dr
Suite 1807
West Vancouver, BC

Chelsea Banys        1,000     1,000           Nil           Nil
6577 Helgesen Rd
Sooke, BC

Brian Crowe          1,000     1,000           Nil           Nil
6450 199th Street
Suite 18
Langley, BC




                            Total Number
                            Of Shares To    Total Shares  Percentage of
                            Be Offered For  to Be Owned   Shares owned
Name Of      Shares Owned   Selling         Upon          Upon
Selling      Prior To This  Shareholders    Completion Of Completion of
Stockholder  Offering       Account         This Offering This Offering
--------------------------------------------------------------------------------

Robb Perkinson      1,000     1,000           Nil           Nil
8563 Ansell Place
West Vancouver, BC

Paul Dickson        1,000     1,000           Nil           Nil
1489 Marine Dr.
Suite 149
West Vancouver, BC

Roy Nicholson       1,000     1,000           Nil           Nil
280 East 5th Ave.
Vancouver, BC

Craig Douglas       1,000     1,000           Nil           Nil
4336 Elgin Street
Vancouver, BC

Ray Vyas            1,000     1,000           Nil           Nil
2225 East 38th Ave.
Vancouver, BC

Sharon Larkin       1,000     1,000           Nil           Nil
2593 East Broadway
Vancouver, BC

John Shirvani       1,000     1,000           Nil           Nil
231 West 22nd St
North Vancouver, BC

Bob Allam           1,000     1,000           Nil           Nil
801 East 6th Ave
Vancouver, BC

Ruth Feldman        1,000     1,000           Nil           Nil
221 Wellington House
Apt 5A
Winnipeg, Manitoba

Heidi Streu         1,000     1,000           Nil           Nil
1821 Grant Ave.
Suite 1
Winnipeg, Manitoba

Lori Scot           1,000     1,000           Nil           Nil
159 Pentland St
Winnipeg, Manitoba



                            Total Number
                            Of Shares To    Total Shares  Percentage of
                            Be Offered For  to Be Owned   Shares owned
Name Of      Shares Owned   Selling         Upon          Upon
Selling      Prior To This  Shareholders    Completion Of Completion of
Stockholder  Offering       Account         This Offering This Offering
--------------------------------------------------------------------------------

Nancy Feibel        1,000     1,000           Nil           Nil
301 Forrest Ave.
Winnipeg, Manitoba

The named parties above beneficially own and have sole voting and investment power over all shares or rights to these shares. The numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold. The percentages are based on 9,515,000 shares of common stock outstanding on the date of this prospectus.

Douglas Coupland is the brother and Dr. Douglas Coupland is the father of Tim Coupland, our president, CEO, treasurer and director.

Other than as described above, none of the selling shareholders:

    (1) has had a material relationship with us other than as a shareholder at any time within the past three years;

    (2)  has ever been one of our officers or directors; or

    (3)  are broker-dealers or affiliates of broker-dealers.


                        Plan Of Distribution

The selling shareholders may sell some or all of their common stock in one or more transactions, including block transactions.

The selling shareholders will sell our shares at $0.20 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. We determined this offering price arbitrarily based upon the price of the last sale of our common stock to investors. There is no assurance of when, if ever, our stock will be listed on an exchange.

If applicable, the selling shareholders may distribute shares to one or more of their partners who are unaffiliated with us. Such partners may, in turn, distribute such shares as described above. If these shares being registered for resale are transferred from the named selling shareholders and the new shareholders wish to rely on the prospectus to resell these shares, then we must first file a prospectus supplement naming these individuals as selling shareholders and providing the information required by Item 507 of Regulation S-B concerning the identity of each selling shareholder and he or her relationship to us. There is no agreement or understanding between the selling shareholders and any partners with respect to the distribution of the shares being registered for resale pursuant to this registration statement.

We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders.

We are bearing all costs relating to the registration of the common stock. These are estimated to be $17,500. The costs of this offering will be paid for from cash on hand, advances from our directors and principal shareholders, Tim Coupland and Brian Game and from future equity financings. We do not have any arrangements for shareholder loans or equity financings. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The selling shareholders must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

  1. Not engage in any stabilization activities in connection with our common stock;

  2. Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

  3. Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.

The Securities Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which:

  * contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
  * contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements
  * contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the bid and ask price;
  * contains a toll-free telephone number for inquiries on disciplinary actions;

  * defines significant terms in the disclosure document or in the conduct of trading penny stocks; and
  * contains such other information and is in such form (including language, type, size, and format) as the Commission shall require by rule or regulation;

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with:

  *  bid and offer quotations for the penny stock;
  * the compensation of the broker-dealer and its salesperson in the transaction;
  * the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
  * monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling those securities.

                       Legal Proceedings

We are not currently a party to any legal proceedings. Our address for service of process in Nevada is 1802 N. Carson Street, Suite 212, Carson City, Nevada, 89701.

    Directors, Executive Officers, Promoters And Control Persons

Our executive officers and directors and their respective ages as of the date of this prospectus are as follows:

Directors:

Name of Director                 Age
-----------------------         -----
Mr. Tim Coupland                  44
Mr. Brian Game                    40



Executive Officers:

Name of Officer                  Age                 Office
---------------------           -----                -------
Tim Coupland                      44            President, Chief
                                                Executive Officer,
                                                Principal Financial
                                                Officer, Treasurer
                                                & director

Brian Game                        40            Secretary & director

Biographical Information

Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years.

Mr. Tim Coupland has acted as our President, chief executive officer, Treasurer and as a director since our incorporation on January 21, 2004.

Mr. Coupland graduated from Simon Fraser University in 1983 with a Bachelor of Arts degree in geography. Since 1996, Mr. Coupland has acted as president, secretary and sole director of T8X Capital Ltd., a private British Columbia company involved in public company structuring and reorganization, preparing business plans and completing due diligence reviews of companies. From November 1996 to May 1997, Mr. Coupland provided investor relations services to CKD Ventures Ltd., a British Columbia reporting company involved in mineral property exploration whose shares traded on the Vancouver Stock Exchange. Since September 2000, he has also acted as President and a director of Alberta Star Development Corp. ("Alberta Star"), a reporting issuer in British Columbia, Alberta and the United States that is involved in mineral property exploration and development. Since Mr. Coupland's involvement with the company, Alberta Star has been involved in the exploration of the Longtom gold/uranium property in the Northwest Territories and the Dixie Lake Gold property in Ontario. In excess of $1,000,000 has been spent on the exploration of each of these properties, including multiple drilling programs. Both of the projects are in the exploration stage and contain no reserves.

Mr. Coupland will devote approximately 12 hours of his business time to our affairs each week.

Mr. Coupland does not possess any professional or technical credentials relating to mineral exploration, mine development or mining.


Mr. Brian Game has acted as our secretary and as a director since our incorporation on January 21, 2004.

Mr. Game obtained a Bachelor of Science degree in Geology from the University of British Columbia in 1985. Mr. Game has worked as a self-employed geological consultant since 1988 and is a Fellow of the Geological Association of Canada and a registered professional geologist with the Association of Professional Engineers and Geoscientists of British Columbia.

Mr. Game will devote approximately five hours of his business time to our affairs each week.

Conflict of Interest

Both of our directors are involved in non-company business ventures that involve mineral properties and exploration. As our present business plan is focused entirely on the Sobeski Lake Gold property, there is no expectation of any conflict between our business interests and those of our directors. However, possible conflicts may arise in the future if we seek to acquire interests in additional mineral properties.

Our bylaws provide that each officer who holds another office or possesses property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as our officer shall, in writing, disclose to the president the fact and the nature, character and extent of the conflict and abstain from voting with respect to any resolution in which the officer has a personal interest.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than the officers and directors described above.

    Security Ownership Of Certain Beneficial Owners And Management

The following table provides the names and addresses of each person known to us to own more than 5% of our outstanding common stock as of the date of this prospectus, and by the officers and directors, individually and as a group as at

December 9, 2004. Except as otherwise indicated, all shares are owned directly.

                                    Amount of
Title of      Name and address                  beneficial     Percent
Class         of beneficial owner               ownership      of class
--------------------------------------------------------------------------------

Common         Tim Coupland                     3,500,000       36.78%
Stock          President, Chief
               Executive Officer, Principal Financial Officer,
               Treasurer, And Director
               675 West Hastings St. Suite 200

               Vancouver, BC V6B 1N2
               Canada

Common         Brian Game                       1,500,000       15.76%
Stock          Secretary
               And Director
               675 West Hastings St. Suite 200
               Vancouver, BC V6B 1N2
               Canada

Common         Robert Fedun                       500,000        5.25%
Stock          193 Aquarius Mews
               Suite 2901
               Vancouver, BC V6Z 2Z2
               Canada

Common          Dr. Douglas Coupland               500,000        5.25%
Stock           586 Barnham Place
                West Vancouver, BC V7S 1T7
                Canada

Common         David Lorne                        500,000        5.25%
Stock          1184 Denman St.
               Suite 101
               Vancouver, BC V6G 2M9
               Canada

Common         Mark Foreman                       500,000        5.25%
Stock          2531 Borden Cres.
               Prince George, BC V2L 2X4
               Canada

Common         Larry Ilich                        500,000        5.25%
               1635 53 A St.
               Delta, BC V4M 3G3
               Canada

Common         All Officers and Directors       5,000,000       52.54%

Stock          as a Group that consists of        shares
               two people

The percent of class is based on 9,515,000 shares of common stock issued and outstanding as of the date of this prospectus.

                         Description Of Securities

General

Our authorized capital stock consists of 75,000,000 shares of common stock at a par value of $0.001 per share.

Common Stock

As of December 9, 2004, there were 9,515,000 shares of our common stock issued and outstanding that are held by 42 stockholders of record.

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our articles of incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

We do not have an authorized class of preferred stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

                 Interests Of Named Experts And Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Joseph I. Emas, our legal counsel, has provided an opinion on the validity of our common stock.

The financial statements included in this prospectus and the registration statement have been audited by Amisano Hanson, Chartered Accountants, to the extent and for the periods set forth in their report appearing elsewhere in this document and in the registration statement filed with the SEC, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

      Disclosure Of Commission Position Of Indemnification For
                   Securities Act Liabilities

Our directors and officers are indemnified as provided by the Nevada Revised Statutes and our Bylaws. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court's decision.

                 Organization Within Last Five Years

We were incorporated on January 21, 2004 under the laws of the state of Nevada. On that date, Tim Coupland and Brian Game were appointed as our directors. As well, Mr. Coupland was appointed as our president, chief executive officer, principal financial officer and treasurer, while Mr. Game was appointed as our secretary.

                         Description Of Business

In General

We intend to commence operations as an exploration stage company. As such, there is no assurance that a commercially viable mineral deposit exists on our sole mineral property interest, the Sobeski Lake Gold property. Further exploration will be required before a final evaluation as to the economic and legal feasibility of the Sobeski Lake Gold property is determined. Economic and legal feasibility refers to a formal evaluation completed by an engineer or geologist which confirms that the property can be successfully operated as a mine.

We are not a blank check company subject to Rule 419. We have no intention to merge with or acquire another company in the foreseeable future.

We will be engaged in the acquisition, and exploration of mineral properties with a view to exploiting any mineral deposits we discover that demonstrate economic feasibility. We would exploit mineral deposits by processing rock from the property in order to remove and sell gold contained in the rock.

Because we are an exploration stage company, in the event that we discover mineral deposits on the Sobeski Lake Gold property, we will not have the capability to remove and refine those minerals. When exploration stage companies discover mineral deposits, which are a rare occurrence, they typically sell their interest in the property to larger development or production stage mining companies, or they enter into a joint venture arrangement. The larger companies are then responsible for operating the property as a mine. If we discover a mineral deposit on the Sobeski Lake Gold property, we anticipate entering into a similar arrangement with a more advanced mining company.

We acquired a 100% beneficial, undivided right, title and interest in and to the four mineral claims, known collectively as the Sobeski Lake Gold, located in the Red Lake Mining District, in the province of Ontario, Canada for a cash payment of $3,500.

Our plan of operation is to determine whether this Sobeski Lake Gold property contains reserves that are economically recoverable. The recoverability of amounts from the property will be dependent upon discovering economically recoverable reserves and obtaining the necessary financing to prove gold content on the property sufficient enough to justify operating the property as a mine by processing rock in order to remove and sell the gold found in the rock.

As an exploration stage corporation, we are engaged in the search for mineral deposits (reserves). We are not a development stage company involved in the preparation of an established commercially minable deposit for its extraction or a production stage company engaged in the exploitation of a mineral deposit.

Mineral Property Exploration

Mineral property exploration is typically conducted in phases. Each subsequent phase of exploration work is recommended by a geologist based on the results from the most recent phase of exploration. The initial two phases of an exploration program generally involve geochemical and geophysical surveys of a property. Subsequent exploration phases typically involve drilling.

Geochemical exploration involves gathering soil samples or pieces of rock from the property areas with the most potential to host economically significant mineralization based on past exploration results. All samples gathered will be sent to a laboratory where they are crushed and analysed for metal content. Geophysical surveying is the search for mineral deposits by measuring the physical property of near-surface rocks, and looking for unusual responses caused by the presence of mineralization. Electrical, magnetic, gravitational, seismic and radioactive properties are the ones most commonly measured. Drilling involves extracting a long cylinder of rock from the ground to determine amounts of metals at different depths. Pieces of the rock obtained, known as drill core, are analysed for mineral content.

We have not yet commenced the initial phase of exploration on the Sobeski Lake Gold property. Once we have completed each phase of exploration, we will make a decision as to whether or not we proceed with each successive phase based upon the analysis of the results of that program. Our directors will make this decision based upon the recommendations of the independent geologist who oversees the program and records the results, as well as upon the recommendations of Brian Game, our director who is a professional geologist.

Even if we complete the currently recommended exploration programs on the Sobeski Lake Gold property and they are successful, we will need to spend substantial additional funds on further drilling and engineering studies before we will ever know if there is a commercially viable mineral deposit (a reserve) on the property.

Sobeski Lake Gold Property Purchase Agreement

We acquired the mineral claims located at Sobeski Lake in the Red Lake Mining district of northwestern Ontario, Canada from Dan Patrie Exploration Ltd., a private company owned by Dan Patrie on June 16, 2004. We paid the owner $3,500 in order to acquire a 100% interest in the property. Mr. Patrie and his company are both at arm's length to us. There are no other underlying agreements or interests in the property.

Title to the Sobeski Lake Gold Property

The Sobeski Lake Gold Property consists of four mineral claims. A "mineral claim" refers to a specific section of land over which a title holder owns rights to explore for and extract minerals from the ground. Such rights may be transferred or held in trust. The claims will be held in trust by Dan Patrie Exporation Ltd. on behalf of Dynamic Gold Corp. under prospector license #36646 in the name of Dan Patrie Exploration Ltd., registered in the Province of

Ontario, Canada. We do not own any real property interest in the land covered by the claims.

If the trustee becomes bankrupt or transfers the claims to a third party, we may incur significant legal expenses in enforcing our interest in the claims in Ontario courts.

The registration of the claims in the name of a trustee does not impact a third party's ability to commence an action against us respecting the Sobeski Lake Gold property or to seize the claims after obtaining judgment.

The business purpose of us having the title to the Sobeski Lake Gold property held in trust is to avoid expenses we would incur in registering the claims in our corporate name.

Specifics of the four mineral claims are as follows:

Property Name        Claim Number   No. of Claims Units      Date of Expiry
-------------                       -------------------      ---------------

Sobeski Lake Area      3004508             7                Feb 16, 2006
Sobeski Lake Area      3004509             9                Nov 14, 2005
Sobeski Lake Area      3004510             4                Nov 14, 2005
Sobeski Lake Area      3004511             4                Nov 14, 2005

All of the above claims were recorded two years prior to their respective dates of expiry.

In order to keep the claims comprising the Sobeski Lake Gold property in good standing, we must incur at least $6.00 per hectare in exploration work on the claims prior to the dates of expiry noted above. The expiry date is thereby extended for an additional two years. As the total area of the claims is 386 hectares, we must spend $2,316 on exploration in order to meet this requirement.

Description, Location and Access

The Sobeski Lake Gold property is located in the Red Lake Mining District of northwestern Ontario. The district is at the west end of the Uchi - Red Lake greenstone belt and is accessed by Highway 105 of the Ontario road system. The four claims are situated approximately 22 kilometers northeast of Balmertown and 30 kilometers northeast of Red Lake. Red Lake is a long-established mining and resort town with a population of about 3,000. It is located on Highway 105, 175 kilometers north of Vermilion Bay on the Trans-Canada Highway. A full service airport with daily service from Kenora and Winnipeg is located 10 kilometers north of the town, near Balmertown, the site of Placer Dome's Campbell Red Lake gold mine and Goldcorp Inc.'s Red Lake gold mine. Red Lake provides most services and supplies required in support of mining and exploration work, as well as a ready supply of experienced exploration personnel. We have not entered into any agreement or negotiations, preliminary or otherwise, with any personnel or geologists to help us with the exploration of the Sobeski Lake Gold property.

Access to the claims from Red Lake is northerly by Highway 125 to Balmertown (10 kilometers), then by Nungasser Road to its intersection with a seasonal logging road about 5 kilometers away. An easterly logging road then leads to the property about four kilometers away. A logging road is a dirt road created by forestry companies for the purpose of removing timber from an area. Such roads are often difficult to traverse in wet or winter weather conditions.


A side road suitable only for small four wheel drive vehicles in summer and snowmobiles in winter is followed for about 2 kilometers to the west side claim line. The narrow side road continues easterly across the claims.

The Sobeski Lake Gold property is free of any mineral workings as there is no known history of previous work having been completed on the claims. Accordingly, there is no equipment located on the claims and no power source located on the claims. We will need to use portable generators if we require a power source for exploration of the property.

To date, we have not incurred any exploration expenditures on the Sobeski Lake Gold property. The property is without known reserves and our proposed exploration is exploratory in nature.

Mineralization and Rock Formation

The Sobeski Lake Gold property is located in an area of altered volcanic rocks that have the potential to host economic gold mineralization. Property sites favorable for mineralization commonly are in proximity to relatively thin beds of sedimentary rock, particularly tuff beds (layers of volcanic ash). Canadian Shield rocks, like those found on the property, are commonly profoundly altered from their original characteristics.

Exploration History

Gold was discovered in the Red Lake district in 1925 and a prospecting rush ensued. Several small mines were created almost immediately thereafter. The Campbell Mine commenced operation in 1947, followed by the Dickensen Mine. Total gold production from the district exceeds 20 million ounces and current reserves likely comprise a similar volume.

There is no known history of previous work having been completed on the actual Sobeski Lake Area property but the entire district has been actively explored by prospectors, airborne surveys, and by detailed geological mapping by government agencies.

Geological Report: Sobeski Lake Gold Property

We have obtained a geological report on the Sobeski Lake Gold property that was prepared by Mr. Erik A. Ostensoe, a professional geologist from Vancouver, British Columbia. The geological report summarizes the results of exploration in the area of the Sobeski Lake Gold property and makes a recommendation for further exploration work.

We acquired the four claims of the Sobeski Lake project due to their proximity to the large block of claims that has been under exploration by Planet Resources Ltd. That ground, in joint venture with Goldcorp., has been examined by prospecting, geophysical surveys, both airborne and ground-based, and by diamond drilling.


Stage 1
-------
The first stage of exploration that Mr. Ostensoe recommends consists of data acquisition, grid preparation and surveys and can be broken down into two phases:

         Phase 1

         Mr. Ostensoe recommends engaging a technically trained person to thoroughly search the geological data base in order to assemble the available historical information relevant to the Sobeski Lake area. This would involve reviewing data filed with the Geological Survey of Canada, the Ontario Department of Mines and the Ministry of Natural Resources.

         He then recommends that based upon this review, we should pursue an exploration program of prospecting. This would involve determining the extent, distribution and geology of outcrops. Outcrops are exposed rock on the surface of the property that is not covered by soil. These outcrops are analysed to determine whether they potentially containing gold mineralization based on the rock types.

         This preliminary Phase I reconnaissance work requires approximately one week of field work by a two person crew. The whole phase, including the initial compilation and the later presentation to management, is estimated to cost $5,000. Our current cash on hand will cover the cost of this program. We anticipate commencing this phase of exploration in the spring of 2005, when weather conditions permit. The entire phase, including the interpretation of data, should take a total of one to two months.

         Phase 2

         Upon completion of Phase I, Mr Ostensoe recommends pursuing a field program of prospecting, as well as geochemical and geophysical surveying to determine the extent and distribution of mineralization which may indicate the potential presence of a gold reserve.

         Geochemical surveys involve a consulting geologist gathering samples of soil and rock from property areas with the most potential to host economically significant mineralization. All samples gathered will be sent to a laboratory where they are crushed and analysed for metal content.

         Geophysical surveying is the search for mineral deposits by measuring the physical property of near-surface rocks, and looking for unusual responses caused by the presence of mineralization. Electrical, magnetic, gravitational, seismic and radioactive properties are the ones most commonly measured. Geophysical surveys are applied in situations where there is insufficient information obtainable from the property surface to allow informed opinions concerning the merit of properties.


         Mr. Ostensoe's report recommends that a budget of $10,000 for phase two. He recommends that the geochemical portion of the program be completed in the summer, when rock exposure is maximized due to melting of all snow on the property. He recommends that the geophysical portion of the exploration be conducted in the winter when the property surface is frozen so that it can be easily traversed.

         Current cash on hand will cover the cost of this program. We anticipate commencing this phase in the late spring or early summer of 2005. The entire phase, including the interpretation of data, will take until the winter of 2005, when the geophysical portion is completed.

Stage 2
-------
Results from the Stage 1 exploration programs will allow us to choose specific property areas that are more likely to host a mineral deposit. Such areas will then be tested by meaning of drilling techniques which provide subsurface information concerning the underlying rock formations.
Drilling involves extracting a long cylinder of rock from the ground to determine amounts of metals at different depths. Pieces of the rock obtained, known as drill core, are analysed for mineral content.

Drilling programs commonly include about five to eight initial drill holes, with a follow up stage, if warranted, of a further six to eight holes. The cost of the Stage 2 drilling work will be based entirely upon the results of the programs from Stage 1 and cannot be accurately forecast. However, we expect that such a program will cost a minimum of $200,000. A follow up drill program would likely cost an additional $300,000. We will not determine the exact number and location of drill holes until we have completed Stage 1.

The drilling program will likely be commenced in spring or summer of 2006 and will take approximately two months to complete.

We do not have an agreement with Mr. Ostensoe, or any other geologist, to provide geological services for planned exploration work on the Sobeski Lake Gold property.


Compliance with Government Regulation

We will be required to conduct all mineral exploration activities in accordance with the Mining Act of Ontario. While we do not require any authorization to proceed with the initial two phases of the recommended exploration program, we will be required to obtain work permits from the Ontario Ministry of Northern Development and Mines for the drilling program and any subsequent exploration work that results in a physical disturbance to the land if the program calls for the disturbance of more than 10,000 square meters of the property surface, or such areas that would total that amount when combined. A work permit is also required for the erection of structures on the property. There is no charge to obtain a work permit under the Mining Act. We have not applied for a work permit for the drilling phase of our proposed exploration program, as the application requires that we disclose details of the planned exploration. We will not be able to determine this until we have the results from Stage 1 of our exploration program. We anticipate that we can obtain a work permit within one month from filing an application.


When our exploration program proceeds to the drilling stage, we may be required to post small bonds if the rights of a private land owner may be affected. We may also be required to file statements of work with the Ministry of Northern Development and Mines. We will also be required to undertake remediation work on any exploration that results in physical disturbance to the land. The cost of remediation work will vary according to the degree of physical disturbance.

However, for the drilling programs that we have planned, we do not expect remediation costs to exceed $10,000. We have budgeted for regulatory compliance costs in our proposed exploration program. We will need to raise additional funds in order to proceed with any drilling and to cover the costs of remediation.


The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended exploration program. Because there is presently no information on the size, tenor, or quality of any minerals or reserve at this time, it is impossible to assess the impact of any capital expenditures on earnings or our competitive position.

An environmental review is not required under the Environmental Assessment Act to proceed with the recommended exploration program on our mineral claims.

In order to keep the four mineral claims comprising the Sobeski Lake Gold property in good standing, we must incur at least $6.00 per hectare in exploration work on the claims prior to November 14, 2005 with respect to three of the claims, and prior to February 16, 2006 with respect to one of the claims. The expiry date is thereby extended for an additional two years. As the total area of the claims is 386 hectares, we must spend $2,316 on exploration in order to meet this requirement.


Employees
We have no employees as of the date of this prospectus other than our two directors.

Research and Development Expenditures


We have incurred a total of $375 in connection with Mr. Ostensoe's preparation of a geological report concerning the Sobeski Lake Gold property. We have not incurred any other research or development expenditures since our incorporation.

Competition

While the mineral property exploration business is competitive, we do not anticipate having any difficulties retaining qualified personnel to conduct exploration on the Sobeski Lake Gold property.

Despite competition amongst gold producers, there is a strong market for any gold that is removed from the Sobeski Lake Gold property. While it is unlikely that we will discover a mineral deposit on the property, if we do, the value of the property will be influenced by the market price for gold. This price, to some degree, is influenced by the amount of gold sold by advanced gold production companies.

Subsidiaries

We do not have any subsidiaries.

Patents and Trademarks

We do not own, either legally or beneficially, any patents or trademarks.

                        Plan Of Operation

Our plan of operation for the twelve months following the date of this prospectus is to complete the recommended phase one and two exploration programs on the Sobeski Lake Gold property. We have enough funds on hand to complete these phases, which have a combined estimated cost of $15,000.


According to his geology report, Mr. Ostensoe estimates that the first phase, consisting of a geological data review and prospecting, will cost approximately $5,000 and will take about one week to complete. We anticipate commencing this first phase in the spring of 2005 when weather conditions on the property are suitable for exploration. This exploration will be completed by a two-person crew, including a qualified geologist.

We will then commence the second phase of exploration in late spring or early summer of 2005. This phase will consist of further prospecting and geochemical and geophysical surveying and is estimated to cost $10,000. This exploration will be completed by a two or three-person crew, including a qualified geologist. We anticipate that the geochemical portion of the program will be completed in the summer, when rock exposure is maximized due to melting of all snow on the property. The geophysical portion of the exploration will be conducted in the winter when the property surface is frozen so that it can be easily traversed. We therefore expect Phase II to be completed by December 2005.

We do not have any arrangement with a qualified geologist to oversee these programs. However, subject to availability, we intend to retain Mr. Ostensoe. He will be responsible for hiring any additional personnel needed for the exploration programs.


As well, we anticipate spending an additional $25,000 on administrative fees, including professional fees payable in connection with the filing of this registration statement and complying with reporting obligations.

Total expenditures over the next 12 months are therefore expected to be approximately $40,000.

If we do not secure  additional  funding for  exploration  expenditures,  we may consider seeking an arrangement with a joint venture partner that would provide the required funding in exchange for receiving a part interest in the Sobeski Lake Gold property. We have not undertaken any efforts to locate a joint venture partner. There is no guarantee that we will be able to locate a joint venture partner who will assist us in funding exploration expenditures upon acceptable terms.

If we are unable to arrange additional financing or find a joint venture partner for the Sobeski Lake Gold property, our business plan will fail and operations will cease.

Results Of Operations For Period Ending September 30, 2004

We have not earned any revenues from our incorporation on January 21, 2004 to September 30, 2004. We have not commenced the exploration stage of our business and can provide no assurance that we will discover economic mineralization on the property.

We incurred operating expenses in the amount of $12,514 for the period from our inception on January 21, 2004 to September 30, 2004. These operating expenses were comprised of accounting and audit fees of $4,856, mineral property costs of $3,875 relating to the purchase of the Sobeski Lake Gold property and the preparation of a geological report, legal fees of $3,500, office and miscellaneous costs of $156 and bank charges of $127.


We have not attained profitable operations and are dependent upon obtaining financing to pursue exploration activities. For these reasons our auditors believe that there is substantial doubt that we will be able to continue as a going concern.


Liquidity and Capital Resources

As of November 25, 2004 we had cash on hand of $24,265. We will utilize $15,000 of these funds to cover anticipated costs involved with the Phase I and II exploration programs that are proposed for the Sobeski Lake Gold property.

We will require additional funding in order to cover anticipated administration costs and to proceed with the stage two drilling program on the property, estimated to cost $200,000.

We expect that we will need to raise additional funds for operations commencing in the spring of 2005 and continuing on an ongoing basis thereafter. We expect that we will need to raise an additional $10,000 by the summer of 2005 in order to cover ongoing administrative expenses. We will also need to raise an additional $15,000 to cover administrative expenses prior to the end of 2005.

We anticipate that additional funding will be required in the form of equity financing from the sale of our common stock. However, we cannot be assured that we will be able to raise sufficient funding from the sale of our common stock to fund these costs. We do not have any arrangements in place for any future equity financing.

In addition, our management is prepared to provide us with short-term loans, although no such arrangement has been made. Management has not agreed to provide such funding and are not legally obligated to do so. Our preference is to raise funds through the sale of our equity rather than through director loans.

At this time, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock or through a loan from our directors to meet our obligations over the next twelve months.


                       Description Of Property

We acquired a 100% beneficial, undivided right, title and interest in and to the four mineral claims, known as the Sobeski Lake Gold property, located in the Red Lake Mining District in the province of Ontario, Canada. This property comprises four claims with an approximate area of 1.49 hectares. Our property interest in the claims is limited to mineral exploration and extraction rights. We do not have any real property interest in the claims.

We do not own or lease any property other than the Sobeski Lake Gold property. Our president, Mr. Tim Coupland, provides office space to us free of charge.

            Certain Relationships And Related Transactions

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  *  Any of our directors or officers;
  *  Any person  proposed as a nominee for  election as a director;
  * Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
  *  our sole promoter, Mr. Tim Coupland; and
  * Any relative or spouse of any of the foregoing persons who has the same house as such person.

     Market For Common Equity And Related Stockholder Matters

No Public Market for Common Stock

There is presently no public market for our common stock. We anticipate applying for trading of our common stock on the over the counter bulletin board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize.

Stockholders of Our Common Shares

As  of  the  date  of  this  registration   statement,  we  have  42  registered
shareholders.

Rule 144 Shares

A total of 3,500,000 shares of our common stock are available for resale to the public after May 18, 2005, and an additional 1,500,000 shares are available for resale after May 19, 2005, in accordance with the volume and trading limitations of Rule 144 of the Act. In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

1. 1% of the number of shares of the company's common stock then outstanding which, in our case, will equal 95,150 shares as of the date of this prospectus; or

2. the average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.

Under Rule 144(k), a person who is not one of the company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of the date of this prospectus, persons who are our affiliates hold all of the 5,000,000 shares that may be sold pursuant to Rule 144.

Stock Option Grants

To date, we have not granted any stock options.

Registration Rights

We have not granted registration rights to the selling shareholders or to any other persons.

Dividends

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1. we would not be able to pay our debts as they become due in the usual course of business; or

2. our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.

                        Executive Compensation

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers by any person for all services rendered in all capacities to us for the fiscal period ended June 30, 2004 and subsequent to that period to the date of this prospectus.

                         Annual Compensation

                                Other Restricted Options/ LTIP Other
                                         Stock * SARs  payouts Comp
Name    Title  Year Salary Bonus Comp. Awarded    (#)     ($)
-----------------------------------------------------------------------
Tim      Pres., 2004  $0     0      0        0          0        0
Coupland CEO, Treasurer,
         Principal Financial
         Officer & Dir.
Brian    Sec.,  2004  $0     0      0        0          0        0
Game     & Dir.


Stock Option Grants

We have not granted any stock options to the executive officers since our inception.

Consulting Agreements

We do not have any employment or consulting agreement with Mr. Coupland or Mr. Game. We do not pay them any amount for acting as directors.

                        Financial Statements

Index to Financial Statements:

1. Independent Auditor's Report;

2.Audited financial statements for the period from January 21, 2004 (inception) to June 30, 2004, including:

  a. Balance Sheet;

  b. Statement of Operations;

  c. Statement of Cash Flows;

  d. Statement of Stockholders' Equity; and

  e. Notes to Financial Statements

3. Interim financial statements for the period ending September 30, 2004 including:

  a. Interim Balance Sheets;

  b. Interim Statement of Operations;

  c. Interim Statements of Cash Flows;

  d. Statement of Stockholders' Equity; and

  e. Notes to Financial Statements

                               DYNAMIC GOLD CORP.

                        (A Pre-exploration Stage Company)

                         REPORT AND FINANCIAL STATEMENTS

                                  June 30, 2004

                             (Stated in US Dollars)
                             ----------------------

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders,
Dynamic Gold Corp.
(A Pre-exploration Stage Company)

We have audited the accompanying balance sheet of Dynamic Gold Corp. (A Pre-exploration Stage Company) as of June 30, 2004 and the related statements of operations, stockholders' equity and cash flows for the period from January 21, 2004 (Date of Incorporation) to June 30, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Dynamic Gold Corp. as of June 30, 2004 and the results of its operations and its cash flows for the period from January 21, 2004 (Date of Incorporation) to June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the company will continue as a going concern. As discussed in Note 1 to the financial statements, the company is in the development stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Vancouver, Canada                                             /s/ Amisano Hanson
August 11, 2004                                           CHARTERED  ACCOUNTANTS



                               DYNAMIC GOLD CORP.
                        (A Pre-exploration Stage Company)
                                  BALANCE SHEET
                                  June 30, 2004
                             (Stated in US Dollars)
                             ----------------------

                                                       ASSETS
                                                       ------
Current
   Cash                                                                                             $        26,768
                                                                                                     ==============

                                                    LIABILITIES
                                                    -----------
Current
   Accounts payable and accrued liabilities                                                         $         6,535
                                                                                                     --------------

                                                STOCKHOLDERS' EQUITY
                                                --------------------
Capital stock
Authorized:
   75,000,000 common shares, par value $0.001 per share
Issued and outstanding:
   9,515,000 common shares                                                                                    9,515
Additional paid in capital                                                                                   20,985
Deficit accumulated during the pre-exploration stage                                                  (      10,267)
                                                                                                     --------------
                                                                                                             20,233
                                                                                                     --------------
                                                                                                    $        26,768
                                                                                                     ==============

Nature and Continuance of Operations - Note 1




                             SEE ACCOMPANYING NOTES

                               DYNAMIC GOLD CORP.
                        (A Pre-exploration Stage Company)
                             STATEMENT OF OPERATIONS
    for the period January 21, 2004 (Date of Incorporation) to June 30, 2004
                             (Stated in US Dollars)
                              --------------------

Expenses
   Accounting and audit fees                                                                        $         3,035
   Bank charges                                                                                                  76
   Legal fees                                                                                                 3,500
   Office and miscellaneous                                                                                     156
   Mineral property costs                                                                                     3,500
                                                                                                     --------------
Net loss for the period                                                                             $ (      10,267)
                                                                                                     ==============
Basic and diluted loss per share                                                                    $ (        0.00)
                                                                                                     ==============
Weighted average number of shares outstanding                                                             2,205,528
                                                                                                     ==============




                             SEE ACCOMPANYING NOTES

                             SEE ACCOMPANYING NOTES
                               DYNAMIC GOLD CORP.
                        (A Pre-exploration Stage Company)
                            STATEMENTS OF CASH FLOWS
    for the period January 21, 2004 (Date of Incorporation) to June 30, 2004
                             (Stated in US Dollars)
                              --------------------

Cash Flows used in Operating Activities
   Net loss for the period                                                                         $   (     10,267)
   Adjustments to reconcile net loss to net cash used by operating activities
     Accounts payable and accrued liabilities                                                                 6,535
                                                                                                    ---------------
Net cash used in operating activities                                                                  (      3,732)
                                                                                                    ---------------
Cash Flows from Financing Activity
   Issuance of common shares                                                                                 30,500
                                                                                                    ---------------
Net cash from financing activity                                                                             30,500
                                                                                                    ---------------
Increase in cash during the period                                                                           26,768

Cash, beginning of the period                                                                                     -
                                                                                                     --------------
Cash, end of the period                                                                             $        26,768
                                                                                                     ==============

Supplemental disclosure of cash flow information Cash paid for:
     Interest                                                                                      $              -
                                                                                                    ===============
     Income taxes                                                                                  $              -
                                                                                                    ===============




                             SEE ACCOMPANYING NOTES

                             SEE ACCOMPANYING NOTES

                               DYNAMIC GOLD CORP.
                        (A Pre-exploration Stage Company)
                    STATEMENT OF STOCKHOLDERS' EQUITY for the
        period January 21, 2004 (Date of Incorporation) to June 30, 2004
                             (Stated in US Dollars)
                             ----------------------

                                                                                              Deficit
                                                                                            Accumulated
                                                                           Additional        During the
                                                Common Shares               Paid-in       Pre-exploration
                                       ---------------------------------
                                            Number         Par Value        Capital            Stage          Total
                                            ------         ---------        -------            -----          -----
Capital stock issued for cash
                        - at $0.001         7,500,000   $        7,500  $            -     $         -    $     7,500
                        - at $0.01          2,000,000            2,000          18,000               -         20,000
                        - at $0.20             15,000               15           2,985               -          3,000
Net loss for the period ended
 June 30, 2004                                      -                -               -       (  10,267)      ( 10,267)
                                            ---------     ------------   -------------    ------------     ----------
Balance, June 30, 2004                      9,515,000   $        9,515  $       20,985   $   (  10,267)   $    20,233
                                            =========     ============   =============    ============     ==========




                             SEE ACCOMPANYING NOTES

                               DYNAMIC GOLD CORP.
                        (A Pre-exploration Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  June 30, 2004
                             (Stated in US Dollars)
                             ----------------------

Note 1        Nature and Continuance of Operations
              ------------------------------------
     The Company was incorporated in the State of Nevada on January 21, 2004 and is in the pre-exploration stage. The Company has acquired a mineral property located in the Province of Ontario, Canada and has not yet determined whether this property contains reserves that are economically recoverable. The recoverability of amounts from the property will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying property, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.


     These financial statements have been prepared on a going concern basis. The Company has incurred losses since inception resulting in an accumulated deficit of $10,267 and further losses are anticipated in the development of its business, both of which raise substantial doubt about the Company's ability to continue as a going concern. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.


     Management of the Company intends to file an SB-2 Registration Statement, which includes a shareholder offering of 4,515,000 common shares at $0.20 per share. This offering is subject to regulatory approval. The costs of this offering will be paid for from cash on hand and proceeds from advances from shareholders.


     The Company's fiscal year end is June 30 of each year.


Note 2        Summary of Significant Accounting Policies
              ------------------------------------------
              The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:


              Basis of Presentation
              ---------------------
              The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

Note 2        Summary of Significant Accounting Policies - (cont'd)
              ------------------------------------------

              Pre-exploration Stage Company
              -----------------------------
              The Company complies with Financial Accounting Standard Board Statement No. 7 and The Securities and Exchange Commission Exchange Act Guide 7 for its characterization of the Company as pre-exploration stage.


              Mineral Property
              ----------------
              Costs of lease, acquisition, exploration, carrying and retaining unproven mineral properties are expensed as incurred.


              Environmental Costs
              -------------------
              Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitments to plan of action based on the then known facts.

              Foreign Currency Translation
              ----------------------------
              The Company's functional currency is Canadian dollars as substantially all of the operations are in Canada. The Company uses the United States of America dollar as its reporting currency for consistency with registrants of the Securities and Exchange Commission ("SEC") and in accordance with the Statement of Financial Accounting ("FAS") No. 52.

              Assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the year end and capital accounts are translated at historical rates. Income statement accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments from the use of different exchange rates from period to period are included in the Comprehensive Income Account in Stockholders' Equity, if applicable.

              Transactions undertaken in currencies other than the functional currency of the Company are translated using the exchange rate in effect as of the transaction date. Any exchange gains or losses are included in other income or expenses on the Statement of Operations, if applicable.

Note 2        Summary of Significant Accounting Policies - (cont'd)
              ------------------------------------------

              Financial Instruments
              ---------------------
              The carrying value of cash and accounts payable and accrued liabilities approximates their fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.



              Income Taxes
              ------------
              The Company uses the assets and liability method of accounting for income taxes pursuant to FAS No. 109 "Accounting for Income Taxes". Under the assets and liability method of FAS 109, deferred tax assts and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

              Basic and Diluted Loss Per Share
              --------------------------------
              The Company reports basic loss per share in accordance with the FAS No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share has not been provided as it would be anti-dilutive.

              New Accounting Standards
              ------------------------
              Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Note 3        Mineral Property
              ----------------
              Sobeski Lake Gold Property
              ---------------------------

              The Company acquired a 100% beneficial, undivided right, title and interest in and to the four mineral claims, known as Sobeski Lake Gold Property, located in the Red Lake Mining District in the province of Ontario, Canada, for a $3,500 cash payment. Dan Patrie Exploration Ltd., the registered owner of the claims, holds them in trust for the Company. The Company may have the claims registered in its name by applying for extra-provincial registration with the Ontario provincial government and by filing an application for transfer of title with the Ontario Ministry of Northern Development and Mines. However, the Company does not presently intend to register the claims in this manner.

Note 4        Income Taxes
              ------------
     The significant components of the Company's deferred tax assets are as follows:

                                                                                                      2004
                                                                                                      ----
             Deferred Tax Assets
             Non-capital loss carryforward                                                   $          1,540
             Less:  valuation allowance for deferred tax asset                                  (       1,540)
                                                                                                ---------------
                                                                                               $              -
                                                                                                ===============

              The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards that is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

              At June 30, 2004, the Company has accumulated non-capital losses totalling $10,267, which are available to reduce taxable income in future taxation years. These losses expire beginning in 2024. The potential benefit of these losses, if any, has not been recorded in the financial statements.

                               DYNAMIC GOLD CORP.
                               ------------------
                        (A Pre-exploration Stage Company)
                        ---------------------------------
                          INTERIM FINANCIAL STATEMENTS
                          ----------------------------
                               September 30, 2004
                               ------------------
                             (Stated in US Dollars)
                             ----------------------
                                   (Unaudited)
                                   -----------

                               DYNAMIC GOLD CORP.
                        (A Pre-exploration Stage Company)
                             INTERIM BALANCE SHEETS
                      September 30, 2004 and June 30, 2004
                             (Stated in US Dollars)
                                   (Unaudited)


                                                                                   September 30,        June 30,
                                                       ASSETS                          2004               2004
                                                       ------                          ----               ----
Current
    Cash                                                                         $         25,807   $        26,768
                                                                                 ================   ===============


                                                     LIABILITIES
                                                     -----------
Current
    Accounts payable and accrued liabilities                                     $          7,821   $         6,535
                                                                                 ----------------   ---------------


                                                STOCKHOLDERS' EQUITY
                                                --------------------
Capital stock
    Authorized:
            75,000,000  common shares, par value $0.001 per share
    Issued and outstanding:
             9,515,000  common shares (June 30, 2004 - 9,515,000)                           9,515             9,515
Additional paid in capital                                                                 20,985            20,985
Deficit accumulated during the pre-exploration stage                                      (12,514)          (10,267)
                                                                                 ----------------   ---------------

                                                                                           17,986            20,233
                                                                                 ----------------   ---------------

                                                                                 $         25,807   $        26,768
                                                                                 ================   ===============



                             SEE ACCOMPANYING NOTES

                               DYNAMIC GOLD CORP.
                        (A Pre-exploration Stage Company)
                        INTERIM STATEMENTS OF OPERATIONS
                for the three months ended September 30, 2004 and
           for the period January 21, 2004 (Date of Incorporation) to
                               September 30, 2004
                             (Stated in US Dollars)
                                   (Unaudited)

                                                                                                    January 21, 2004
                                                                                                        (Date of
                                                                                   Three months      Incorporation)
                                                                                      ended                to
                                                                                  September 30,      September 30,
                                                                                       2004               2004
                                                                                       ----               ----
Expenses
    Accounting and audit fees                                                  $           1,821  $           4,856
    Bank charges                                                                              51                127
    Legal fees                                                                                 -              3,500
    Office and miscellaneous                                                                   -                156
    Mineral property costs                                                                   375              3,875
                                                                               -----------------  -----------------

Net loss for the period                                                        $          (2,247) $         (12,514)
                                                                               =================  =================

Basic and diluted loss per share                                               $           (0.00)
                                                                               =================

Weighted average number of shares outstanding                                          9,515,000
                                                                               =================




                             SEE ACCOMPANYING NOTES

                               DYNAMIC GOLD CORP.
                        (A Pre-exploration Stage Company)
                        INTERIM STATEMENTS OF CASH FLOWS
                for the three months ended September 30, 2004 and
           for the period January 21, 2004 (Date of Incorporation) to
                               September 30, 2004
                             (Stated in US Dollars)
                                   (Unaudited)

                                                                                                    January 21, 2004
                                                                                                        (Date of
                                                                                   Three months      Incorporation)
                                                                                      ended                to
                                                                                  September 30,      September 30,
                                                                                       2004               2004
                                                                                       ----               ----
Cash flows used in Operating Activities
    Net loss for the period                                                    $          (2,247) $         (12,514)
    Adjustments to reconcile net loss to net cash used by
     operating activities
      Accounts payable and accrued liabilities                                             1,286              7,821
                                                                               -----------------  -----------------

Net cash used in operating activities                                                       (961)            (4,693)
                                                                               -----------------  -----------------

Cash Flows from Financing Activity
    Issuance of common shares                                                                  -             30,500
                                                                               -----------------  -----------------

Net cash from financing activity                                                               -             30,500
                                                                               -----------------  -----------------

Increase (decrease) in cash during the period                                               (961)            25,807

Cash, beginning of the period                                                             26,768                  -
                                                                               -----------------  -----------------

Cash, end of the period                                                        $          25,807  $          25,807
                                                                               =================  =================

Supplemental disclosure of cash flow information Cash paid for:
      Interest                                                                 $               -  $               -
                                                                               =================  =================

      Income taxes                                                             $               -  $               -
                                                                               =================  =================



                             SEE ACCOMPANYING NOTES

                               DYNAMIC GOLD CORP.
                        (A Pre-exploration Stage Company)
                  INTERIM STATEMENT OF STOCKHOLDERS' EQUITY for
             the period January 21, 2004 (Date of Incorporation) to
                               September 30, 2004
                             (Stated in US Dollars)
                                   (Unaudited)

                                                                                              Deficit
                                                                                            Accumulated
                                                                           Additional        During the
                                                Common Shares               Paid-in       Pre-exploration
                                       ---------------------------------
                                            Number         Par Value        Capital            Stage          Total
                                            ------         ---------        -------            -----          -----
Capital stock issued for cash
                        - at $0.001          7,500,000  $        7,500  $            -   $             -  $     7,500
                        - at $0.01           2,000,000           2,000          18,000                 -       20,000
                        - at $0.20              15,000              15           2,985                 -        3,000
Net loss for the period                              -               -               -           (10,267)     (10,267)
                                       ---------------  --------------  --------------   ---------------  -----------

Balance, June 30, 2004                       9,515,000  $        9,515  $       20,985   $       (10,267) $    20,233

Net loss for the period                              -               -               -            (2,247)      (2,247)
                                       ---------------  --------------  --------------   ---------------  -----------

Balance, September 30, 2004                  9,515,000  $        9,515  $       20,985   $       (12,514) $    17,986
                                       ===============  ==============  ==============   ===============  ===========




                             SEE ACCOMPANYING NOTES

                               DYNAMIC GOLD CORP.
                        (A Pre-exploration Stage Company)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                               September 30, 2004
                             (Stated in US Dollars)
                                   (Unaudited)


Note 1        Interim Financial Statements
              ----------------------------
              While the information presented in the accompanying three months to September 30, 2004 interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented in accordance with the accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included and all such adjustments are of a normal recurring nature. It is suggested that these financial statements be read in conjunction with the Company's June 30, 2004 financial statements.

              Operating results for the quarter ended September 30, 2004 are not necessarily indicative of the results that can be expected for the year ending June 30, 2005.

Note 2        Continuance of Operations
              -------------------------
              The financial statements have been prepared using generally accepted accounting principles in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at September 30, 2004, the Company has accumulated losses of $12,514 since its commencement and has yet to achieve profitable operations. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when the come due.

              The Company was incorporated in the State of Nevada on January 21, 2004.

              The Company has filed a Form SB-2 Registration Statement prospectus with the United States Securities and Exchange Commission to qualify for the sale by existing shareholders of 4,515,000 common shares at an offering price of $0.20 per share. The Company will not receive any proceeds from this offering as these shares have already been issued.



               Changes In And Disagreements With Accountants

We have had no changes in or disagreements with our accountants.

                        Available Information

We have filed a registration statement on form SB-2 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement, but does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of the company. We refer you to our registration statement and each exhibit attached to it for a more detailed description of matters involving the company, and the statements we have made in this prospectus are qualified in their entirety by reference to these additional materials. You may inspect the registration statement, exhibits and schedules filed with the Securities and Exchange Commission at the Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the Commission. Our registration statement and the referenced exhibits can also be found on this site.


Although we are not required to deliver an annual report to security holders, we will voluntarily send an annual report, including audited financial statements, to any security holder requesting one.

Upon the effectiveness of our registration statement, we will file reports with the Securities and Exchange Commission, including annual reports on Form 10-KSB, interim reports on Form 10-QSB and current reports on Form 8-K.


Until_____________, all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                Part II

                Information Not Required In The Prospectus

Indemnification Of Directors And Officers

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation that is not the case with our articles of incorporation. Excepted from that immunity are:

         (1) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;

         (2) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

         (3) a transaction from which the director derived an improper personal profit; and

         (4)      willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

         (1)      such indemnification is expressly required to be made by law;

         (2)      the proceeding was authorized by our Board of Directors;

         (3) such indemnification is provided by us,in our sole discretion, pursuant to the powers vested us under Nevada law; or

         (4) such indemnification is required to be made pursuant to the by laws.

Our bylaws provide that we will advance all expenses incurred to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request. This advanced of expenses is to be made upon receipt of an undertaking by or on behalf of such person to repay said amounts should it be ultimately determined that the person was not entitled to be indemnified under our bylaws or otherwise.

Our bylaws also provide that no advance shall be made by us to any officer in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision- making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to our best interests.

Other Expenses Of Issuance And Distribution

The estimated costs of this offering are as follows:

Securities and Exchange Commission registration fee         $    114.41
Transfer Agent Fees                                         $  1,000.00
Accounting fees and expenses                                $  5,000.00
Legal fees and expenses                                    $  10,000.00
Edgar filing fees                                           $  1,500.00

                                                            -----------
Total                                                       $ 17,614.41
                                                            ===========

All amounts are estimates other than the Commission's registration fee.

We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.


Recent Sales Of Unregistered Securities

We issued 3,500,000 shares of our common stock to Mr. Tim Coupland on May 18, 2004. Mr. Coupland is our president, chief executive officer,treasurer, principal financial officer and a director. Additionally, we issued 1,500,000 shares of our common stock to Mr. Brian Game on May 19, 2004. Mr. Game is our secretary and a director. Mr. Coupland and Mr. Game acquired these shares at a price of $0.001 per share for total proceeds to us of $5,000.00. We completed this offering pursuant to Regulation S of the Securities Act.


We completed an offering of 2,500,000 shares of our common stock at a price of $0.001 per share to the following five purchasers on May 27, 2004:

      Name of Subscriber                      Number of Shares
      ------------------                      ----------------
         Robert Fedun                            500,000
         Dr. Douglas Coupland                    500,000
         David Lorne                             500,000
         Mark Foreman                            500,000
         Larry Ilich                             500,000

The total amount received from this offering was $2,500. We completed this offering pursuant to Regulation S of the Securities Act.

We completed an offering of 2,000,000 shares of our common stock at a price of $0.01 per share to the following 20 purchasers on June 13, 2004:

      Name of Subscriber                     Number of Shares
      ------------------                     ----------------
         Ruby Nishi                              100,000
         Ann Marie Cederholm                     100,000
         Allan Feldman                           100,000
         Farshad Shirvani                        100,000
         Jeremy Ross                             100,000
         William Koble                           100,000
         Jason Schweigel                         100,000
         Steven Feldman                          100,000
         Robert Young                            100,000
         Heather Conley                          100,000
         Kim Aimetz                              100,000
         Douglas Coupland                        100,000
         Tyler Ross                              100,000
         Joe Abinante                            100,000
         Frank Underhill                         100,000
         Jordan Hood                             100,000
         Carol Nicholson                         100,000
         Frances Nicholson                       100,000
         Aaron Silverman                         100,000
         Stan Green                              100,000

The total amount received from this offering was $20,000. We completed this offering pursuant to Regulation S of the Securities Act.

We completed an offering of 15,000 shares of our common stock at a price of $0.20 per share to the following 15 purchasers on June 25, 2004:

      Name of Subscriber                   Number of Shares
      ------------------                   ----------------
         Alex Inunza                             1,000
         Chelsea Banys                           1,000
         Brian Crowe                             1,000
         Robb Perkinson                          1,000
         Paul Dickson                            1,000
         Roy Nicholson                           1,000
         Craig Douglas                           1,000
         Ray Vyas                                1,000
         Sharon Larkin                           1,000
         John Shirvani                           1,000
         Bob Allam                               1,000
         Ruth Feldman                            1,000
         Heidi Streu                             1,000
         Lori Scot                               1,000
         Nancy Feibel                            1,000


The total amount received from this offering was $3,000. We completed this offering pursuant to Regulation S of the Securities Act.

Regulation S Compliance

Each offer or sale was made in an offshore transaction;

Neither we, a distributor, any respective affiliates, nor any person on behalf of any of the foregoing, made any directed selling efforts in the United States;

Offering restrictions were, and are, implemented;

No offer or sale was made to a U.S. person or for the account or benefit of a U.S. person;

Each purchaser of the securities certifies that it was not a U.S. person and was not acquiring the securities for the account or benefit of any U.S. person;

Each purchaser of the securities agreed to resell such securities only in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration; and agreed not to engage in hedging transactions with regard to such securities unless in compliance with the Act;

The securities contain a legend to the effect that transfer is prohibited except in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration; and that hedging transactions involving those securities may not be conducted unless in compliance with the Act; and

We are required, either by contract or a provision in its bylaws, articles, charter or comparable document, to refuse to register any transfer of the securities not made in accordance with the provisions of Regulation S pursuant to registration under the Act, or pursuant to an available exemption from registration; provided, however, that if any law of any Canadian province prevents us from refusing to register securities transfers, other reasonable procedures, such as a legend described in paragraph (b)(3)(iii)(B)(3) of Regulation S have been implemented to prevent any transfer of the securities not made in accordance with the provisions of Regulation S.


                             Exhibits
Exhibit
Number             Description

  3.1*             Articles of Incorporation
  3.2*             Bylaws
  5.1*             Legal opinion of Joseph I. Emas, with consent to
                   Use
 10.1*             Mineral Property Bill of Sale
 23.1              Consent of Amisano Hanson, Chartered Accountants
 23.2              Consent of Erik A. Ostensoe with consent to use
 99.1              Claims location map

* filed as exhibits to our registration on Form SB-2 dated October 19, 2004.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (a) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

      (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; Notwithstanding the forgoing, any increase or decrease in Volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the commission pursuant to Rule 424(b)if, in the aggregate, the changes in the volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the
Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling person sin connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

                                   Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of

Vancouver, Province of British Columbia on December 9, 2004.

                               Dynamic Gold Corp.

                              By: /s/ Tim Coupland
                              ------------------------------
                              Tim Coupland
                              President, Chief
                              Executive Officer, Treasurer,
                              Principal Financial Officer and director


                           Power of Attorney

ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Tim Coupland, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


SIGNATURE               CAPACITY IN WHICH SIGNED             DATE

/s/ Tim Coupland        President, Chief Executive     December 9, 2004
----------------------- Officer, Treasurer, Principal
Tim Coupland            Financial Officer and director

/s/ Brian Game          Secretary and director         December 9, 2004
-----------------------
Brian Game